SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36203; 812-15884

Pear Tree Funds and Pear Tree Advisors, Inc.

June 3, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Summary of Application: Applicants request an order ("Order") that would permit a registered open-end management investment company to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class," and such shares, "ETF Shares") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class," and such shares, "Mutual Fund Shares," and each such fund, a "Multi-Class ETF Fund"). The Order would provide Multi-Class ETF Funds with two broad categories of relief: (i) the relief necessary to permit standard exchange-traded fund ("ETF") operations consistent with Rule 6c-11 under the Act ("ETF Operational Relief") and (ii) the relief necessary for a fund to offer an ETF Class and one or more Mutual Fund Classes ("ETF Class Relief").

Applicants: Pear Tree Funds and Pear Tree Advisors, Inc..

Filing Dates: The application was filed on August 28, 2025, and amended on April 20, 2026, April 29, 2026, and May 6, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application by

emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a

copy of the request by email, if an email address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below. The email

should include the file number referenced above. Hearing requests should be received by the

Commission by 5:30 p.m., Eastern time, on June 29, 2026, and should be accompanied by proof

of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service.

Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's

interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the

request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Marc Griffin, Pear

Tree Advisors, Inc., 55 Old Bedford Road, Lincoln, Massachusetts 01773; John Hunt,

Esq., Sullivan & Worcester LLP, jhunt@sullivan.com.

FOR FURTHER INFORMATION CONTACT: Asaf Barouk, Senior Counsel, or Trace W.

Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management,

Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' amended application, filed May 6, 2026, which may be

obtained via the Commission's website by searching for the file number at the top of this

document,

or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority,

Sherry R. Haywood,

Assistant Secretary.